Filed by D-Wave Quantum Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Form S-4 File No. 333-263573 Subject Company: DPCM Capital, Inc. (Commission File No. 001-39638) Practical Quantum Computing QED-C Marketplace May 5, 2022 Murray Thom Vice President of Product Management 1 Copyright © D-Wave Systems Inc.

Important Information About the Proposed Transaction and Where to Find It: A full description of the terms of the transaction between D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DPCM”) is provided in a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM to vote on the transaction. D-Wave Quantum Inc. and DPCM urge investors, stockholders, and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Stockholders also may obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada; or via email at shareholdercomm@dwavesys.com; and DPCM, 382 NE 191 Street, #24148, Miami, Florida 33179; or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, also can be obtained, without charge, at the SEC’s website (www.sec.gov). Forward-Looking Statements This presentation contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks, and we cannot assure you that the forward-looking statements in this presentation will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, and uncertainties and factors set forth in the proxy statement/prospectus filed by D- Wave Quantum Inc. in connection with the proposed transaction and other filings by D-Wave Quantum Inc. and DPCM with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM, or D-Wave; nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. Participants in Solicitation D-Wave Quantum Inc., DPCM, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available. 2 Copyright © D-Wave Systems Inc.

Better Together: A Comprehensive Platform THE QUANTUM THE QUANTUM CLOUD BETTER COMPUTER BUILT SERVICE BUILT FOR BUSINESS FOR BUSINESS New processor Immediate access Integrated IDE Larger + more complex problems 1 million variable TOGETHER hybrid solver 5,000+ qubits Collaboration 2.5x qubit connectivity 3 Copyright © D-Wave Systems Inc.

Powerful Hybrid Solvers SOLVERS THAT RUN PROBLEMS ON A COMBINATION OF QUANTUM AND CLASSICAL RESOURCES Constrained quadratic model solvers BUSINESS APPLICATION • More native representation of problem • Unlocks larger application problems • Up to 100,000 constraints HYBRID • Inequality & equality constraints Classical Computing Binary quadratic model solvers • Up to 1,000,000 variables • Enables enterprise-scale problem solving • Accepts problems with binary variables 4 Copyright © D-Wave Systems Inc.

Select Customers from Implementation to Execution

CUSTOMER	APPLICATION EVALUATION	PROOF OF CONCEPT	PILOT DEPLOYMENT	PRODUCTION DEPLOYMENT
PHARMA	CLINICAL TRIALS			
FINANCE	MARKETING CAMPAIGNS			
FINANCE	PAYMENT PROCESSING FEATURE SELECTION			
PHARMA	RNA FOLDING CODON MRNA			
MANUFACTURING	FACTORY AUTOMATION/AV ROUTING			
TRANSPORTATION	RECYCLING & TRASH COLLECTION: SMART CITIES			
LOGISTICS	CONTAINER LOGISTICS			
RETAIL	GROCERY DELIVERY EMPLOYEE SCHEDULING			
AUTOMOTIVE	PAINT SHOP SCHEDULING			
ELECTRONICS	OLED MATERIALS			
PHARMA	PROTEIN FOLDING			

5
Copyright © D-Wave Systems Inc.

Practical Applications Of Quantum Computing Life Sciences Scheduling & Logistics Manufacturing & Mobility Materials Discovery 6 6 C Co opy pyr right ight © © D D- -W Wa av ve e Sys Syst tems ems Inc Inc. .

Quantum Use Cases in Financial Services • Dynamic Portfolio Optimization “Integrating the fundamentals of • Trading Optimization quantum mechanics into computer science will bring about a sea • Risk Management change in the depth and breadth of • Risk Profiling computing power.” • Market Correction Prediction • Currency Arbitrage • Fraud Detection • Product Offers and Recommendations 7 Copyright © D-Wave Systems Inc.

Quantum Use Cases in Manufacturing, Logistics, and Mobility • Paint Shop Optimization • Grocery Store Logistics To actually use the power of quantum • Sustainable Cities: Waste Collection computing is eye-opening, and it gives us a better understanding of the areas • Traffic Routing where we can harness that power to • Traffic Signal Optimization greater advantage” • Airline Scheduling/Planning, Routing —Tadashi Kadowaki, Manager, Quantum Computing & AI - DENSO • Train Platforming Problem • Supply Chain Optimization • Staff Scheduling • Logistics/Material Flow/Pallet Loading Optimization • Electric Car Charging Station Optimization TOYOTA • Port Scheduling and Planning 8 Copyright © D-Wave Systems Inc.

Quantum Use Cases in Life Sciences • Protein Design • Pharma (research, manufacturing, development) We’re using the D-Wave quantum • Pharma (leadgen, preclinical, clinical) annealer to solve the protein sequence design problem. • Vaccine distribution —Vikram Mulligan Co-Founder, Menten AI • Medical imaging & image analysis • Sensitive/early disease detection • Genomics • Sequence optimization • RNA Folding • Configuration optimization • Molecule unfolding • Generative modeling with Boltzmann machines 9 Copyright © D-Wave Systems Inc.

Accelerating Business Value From Discovery Through Launch Phase 1 Phase 2 Phase 3 Phase 4 Discovery Quantum PoC Production Pilot In Production Business Goals Solution Requirements Pilot Development Integration Support Use Case Review Prototype Development Pilot Testing Full-Scale Deployment Problem Definition Testing and Evaluation Plan for Deployment Plan for Leap Usage Use Case Identification & Selection Proof of Concept Pilot Application Business Value Services | Product & Technology | Training & Enablement 10 Copyright © D-Wave Systems Inc.

Q&A Murray Thom Vice President of Product Management sales@dwavesys.com 11 Copyright © D-Wave Systems Inc.